

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

November 8, 2017

<u>Via E-mail</u>
Mr. John L. Sennott, Jr.
Senior Vice President, Principal Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, NY 10018

**Re: Alleghany Corporation
        Form 10-K for Fiscal Year Ended December 31, 2016
        Filed February 22, 2017
        File No. 001-09371**

Dear Mr. Sennott:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Kevin W. Vaughn for

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant
                        Office of Healthcare and Insurance